Mail Stop 4561

January 17, 2008

Warren C. Jenson
Executive Vice President
   Chief Financial and Administrative Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, CA 94065

      Re: Electronic Arts Inc.
              Form 10-K for Fiscal Year Ended March 31, 2007
              File No. 000-17948

Dear Mr. Jensen:

      We have reviewed your response letter dated December 10, 2007 and the above referenced filing and have the following additional comment. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated November 7, 2007. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended March 31, 2007

Consolidated Statements of Operations, page 64

1.   We note your response to prior comment number 4. The Staff does not believe that pricing in prior year is a reasonable basis to support your Rule 5-03 analysis. Tell us how you would evaluate the combined unit of accounting under the captions of Rule 5-03.1 without using the pricing from the prior year. This analysis should clearly indicate whether you believe that the revenue generated from sales of online-enabled games represents net sales of products, revenue from services or other revenues (e.g., single unit of accounting consisting of both a product and a service). For example, your response should address how you evaluate the similarities in your online-enabled games with your games that are not online-enabled, as noted in one of your bullet points in response to comment 3 in your letter dated October 24, 2007, in complying with Rule 5-03. In addition, to the extent that you continue to present one line item of net revenue, your

Warren C. Jenson
Electronic Arts Inc.
January 17, 2008
Page 2

MD&A discussion should clearly distinguish the revenue attributes included in such line item, including the quantification of revenue generated from arrangements recognized on a deferred basis.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief